Exhibit 99.1

ASUR Announces Total Passenger Traffic for January 2021

On a YoY basis, passenger traffic decreased 44.1% in Mexico, 40.1% in Puerto Rico and 45.4% in Colombia

MEXICO CITY, Feb. 4, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for January 2021 decreased 43.7% when compared to January 2020. Passenger traffic decreased 44.1% in Mexico, 40.1% in Puerto Rico and 45.4% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

The United States Centers for Disease Control and Prevention (CDC) has expanded the requirement for negative COVID-19 tests to all air passengers entering the US as of January 26, 2021. According to the CDC, pre- and post-trip testing is a critical layer in slowing the introduction and spread of COVID-19. This strategy is consistent with the current phase of the pandemic and intended to more effectively protect the health of US citizens. Within three days of departure to the United States, passengers are required to obtain a viral test and provide the airline on which they are traveling written documentation of their negative test result or documentation that evidences that they have recovered from COVID-19. Additionally, passengers must get tested again 3 to 5 days after arrival in the US and self-quarantine for 7 days after their arrival. Beginning January 7, 2021, Canada has established similar testing requirements for air passengers travelling to the country. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021.

This passenger traffic announcement reflects comparisons between January 1 through January 31, 2021 and from January 1 through January 31, 2020. Transit and general aviation passengers are excluded from traffic measurements for Mexico and Colombia.

Passenger Traffic Summary
	January		% Chg	Year to date		% Chg
	2020	2021		2020	2021
Mexico	3,060,553	1,711,590	(44.1)	3,060,553	1,711,590	(44.1)
Domestic Traffic	1,364,809	958,869	(29.7)	1,364,809	958,869	(29.7)
International Traffic	1,695,744	752,721	(55.6)	1,695,744	752,721	(55.6)
San Juan, Puerto Rico	888,012	531,629	(40.1)	888,012	531,629	(40.1)
Domestic Traffic	806,123	505,866	(37.2)	806,123	505,866	(37.2)
International Traffic	81,889	25,763	(68.5)	81,889	25,763	(68.5)
Colombia	1,104,574	602,589	(45.4)	1,104,574	602,589	(45.4)
Domestic Traffic	933,431	526,696	(43.6)	933,431	526,696	(43.6)
International Traffic	171,143	75,893	(55.7)	171,143	75,893	(55.7)
Total Traffic	5,053,139	2,845,808	(43.7)	5,053,139	2,845,808	(43.7)
Domestic Traffic	3,104,363	1,991,431	(35.9)	3,104,363	1,991,431	(35.9)
International Traffic	1,948,776	854,377	(56.2)	1,948,776	854,377	(56.2)

Mexico Passenger Traffic
		January		% Chg	Year to date		% Chg
		2020	2021		2020	2021
Domestic Traffic		1,364,809	958,869	(29.7)	1,364,809	958,869	(29.7)
CUN	Cancun	704,340	577,813	(18.0)	704,340	577,813	(18.0)
CZM	Cozumel	15,143	8,172	(46.0)	15,143	8,172	(46.0)
HUX	Huatulco	59,468	36,970	(37.8)	59,468	36,970	(37.8)
MID	Merida	224,585	115,916	(48.4)	224,585	115,916	(48.4)
MTT	Minatitlan	11,243	7,004	(37.7)	11,243	7,004	(37.7)
OAX	Oaxaca	101,316	50,697	(50.0)	101,316	50,697	(50.0)
TAP	Tapachula	35,125	30,850	(12.2)	35,125	30,850	(12.2)
VER	Veracruz	113,766	69,432	(39.0)	113,766	69,432	(39.0)
VSA	Villahermosa	99,823	62,015	(37.9)	99,823	62,015	(37.9)
International Traffic		1,695,744	752,721	(55.6)	1,695,744	752,721	(55.6)
CUN	Cancun	1,572,774	711,729	(54.7)	1,572,774	711,729	(54.7)
CZM	Cozumel	43,294	16,471	(62.0)	43,294	16,471	(62.0)
HUX	Huatulco	28,085	2,618	(90.7)	28,085	2,618	(90.7)
MID	Merida	23,007	7,699	(66.5)	23,007	7,699	(66.5)
MTT	Minatitlan	798	884	10.8	798	884	10.8
OAX	Oaxaca	16,941	6,600	(61.0)	16,941	6,600	(61.0)
TAP	Tapachula	1,570	816	(48.0)	1,570	816	(48.0)
VER	Veracruz	6,912	4,212	(39.1)	6,912	4,212	(39.1)
VSA	Villahermosa	2,363	1,692	(28.4)	2,363	1,692	(28.4)
Traffic Total Mexico		3,060,553	1,711,590	(44.1)	3,060,553	1,711,590	(44.1)
CUN	Cancun	2,277,114	1,289,542	(43.4)	2,277,114	1,289,542	(43.4)
CZM	Cozumel	58,437	24,643	(57.8)	58,437	24,643	(57.8)
HUX	Huatulco	87,553	39,588	(54.8)	87,553	39,588	(54.8)
MID	Merida	247,592	123,615	(50.1)	247,592	123,615	(50.1)
MTT	Minatitlan	12,041	7,888	(34.5)	12,041	7,888	(34.5)
OAX	Oaxaca	118,257	57,297	(51.5)	118,257	57,297	(51.5)
TAP	Tapachula	36,695	31,666	(13.7)	36,695	31,666	(13.7)
VER	Veracruz	120,678	73,644	(39.0)	120,678	73,644	(39.0)
VSA	Villahermosa	102,186	63,707	(37.7)	102,186	63,707	(37.7)

Us Passenger Traffic, San Juan Airport (LMM)
		January		% Chg	Year to date		% Chg
		2020	2021		2020	2021
SJU Total		888,012	531,629	(40.1)	888,012	531,629	(40.1)
Domestic Traffic		806,123	505,866	(37.2)	806,123	505,866	(37.2)
International Traffic		81,889	25,763	(68.5)	81,889	25,763	(68.5)

Colombia Passenger Traffic Airplan
		January		% Chg	Year to date		% Chg
		2020	2021		2020	2021
Domestic Traffic		933,431	526,696	(43.6)	933,431	526,696	(43.6)
MDE	Rionegro	669,179	346,727	(48.2)	669,179	346,727	(48.2)
EOH	Medellin	96,033	67,381	(29.8)	96,033	67,381	(29.8)
MTR	Monteria	109,461	71,785	(34.4)	109,461	71,785	(34.4)
APO	Carepa	18,618	15,133	(18.7)	18,618	15,133	(18.7)
UIB	Quibdo	34,342	21,914	(36.2)	34,342	21,914	(36.2)
CZU	Corozal	5,798	3,756	(35.2)	5,798	3,756	(35.2)
International Traffic		171,143	75,893	(55.7)	171,143	75,893	(55.7)
MDE	Rionegro	171,143	75,893	(55.7)	171,143	75,893	(55.7)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,104,574	602,589	(45.4)	1,104,574	602,589	(45.4)
MDE	Rionegro	840,322	422,620	(49.7)	840,322	422,620	(49.7)
EOH	Medellin	96,033	67,381	(29.8)	96,033	67,381	(29.8)
MTR	Monteria	109,461	71,785	(34.4)	109,461	71,785	(34.4)
APO	Carepa	18,618	15,133	(18.7)	18,618	15,133	(18.7)
UIB	Quibdo	34,342	21,914	(36.2)	34,342	21,914	(36.2)
CZU	Corozal	5,798	3,756	(35.2)	5,798	3,756	(35.2)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:
ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com